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SECURITIES ... SION
W

02021773

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 09 2002 PROCESSING

SEC FILE NUMBER
8-48463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DAVREY FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2215 N 30TH ST STE 210

(No. and Street)

TACOMA	WA	98403-3320
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PRAVIN R. DAVREY 253-272-9789

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHNSON, STONE & PAGANO, P.S.

(Name — *if individual, state last, first, middle name*)

1501 REGENTS BLVD, STE 100,	FIRCREST	WA	98466
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8-4-02

OATH OR AFFIRMATION

I, PRAVIN R. DAVREY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVREY FINANCIAL SERVICES, INC., as of DECEMBER 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE

Signature

President

Title

Kara E. Mason

Notary Public

KARA E. MASON COMM. EXP. NOTARY PUBLIC JANUARY 20, 2004 STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. OPERATIONS.
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVREY FINANCIAL SERVICES, INC.

Audited Financial Statements,
Supplementary Information
and Other Report

December 31, 2001 and 2000

INDEX

Davrey Financial Services, Inc. **December 31, 2001 and 2000**

JOHNSON STONE & PAGANO, P.S.
Certified Public Accountants

1501 Regents Blvd., Suite 100
Fircrest, WA 98466
(253)566-7070
fax (253)566-7100

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Davrey Financial Services, Inc.
Tacoma, Washington

We have audited the accompanying statements of financial condition of Davrey Financial Services, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company's accounting records did not permit us to extend our auditing procedures sufficiently to form an opinion regarding the classes of capital stock authorized, the rights and obligations of the classes, and the number of shares of stock authorized, issued and outstanding.

In our opinion, except for the effects of such adjustments, if any, and additional disclosures as might have been determined to be necessary had accounting records concerning capital stock been adequate, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Davrey Financial Services, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on Page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but

is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements; and, in our opinion, except for the effects of such adjustments, if any, and additional disclosures that might have been determined to be necessary as explained in the preceding paragraph, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson, Stone + Pagano, P.S.

JOHNSON, STONE & PAGANO, P.S.

March 26, 2002

Davrey Financial Services, Inc.

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 14,680	$ 35,101
Deposit Account	50,031	51,059
Commissions Receivable	3,594	851
Prepaid Expenses		66
Total Current Assets	68,305	87,077
FURNITURE AND EQUIPMENT		
Office Furniture	4,458	4,458
Office Equipment	83,037	80,301
	87,495	84,759
Accumulated Depreciation	74,894	62,605
Total Furniture and Equipment	12,601	22,154
OTHER ASSETS		
Due from Stockholder	21,231	12,679
Deposits and Other Receivables	5,892	10,318
Total Other Assets	27,123	22,997
Total Assets	$108,029	$132,228

The accompanying notes are an integral part of these financial statements.

INANCIAL CONDITION

December 31, 2001 and 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Short-term Loan Payable		$ 10,000
Subordinated Loan Payable	$ 10,000	10,000
Current Portion of Lease Obligations		3,700
Accounts Payable	44,173	8,359
Accrued Expenses	37,018	42,484
Total Current Liabilities	91,191	74,543
LONG-TERM LEASE OBLIGATIONS, Net		1,394
Total Liabilities	91,191	75,937
STOCKHOLDERS' EQUITY		
A Preferred Stock	550,290	550,290
B Preferred Stock	52,000	52,000
C Preferred Stock	71,270	71,270
Common Stock	9,250	9,250
Retained Deficit	(665,972)	(626,519)
Total Stockholders' Equity	16,838	56,291
Total Liabilities and Stockholders' Equity	$ 108,029	$ 132,228

STATEMENTS OF OPERATIONS

Davrey Financial Services, Inc.	Years Ended December 31,	
	2001	**2000**
Revenue		
Commissions	$ 477,363	$ 725,146
Interest	1,187	2,677
Other		18,758
Total Revenue	478,550	746,581
Expenses		
Salaries and Wages	180,659	232,594
Payroll Taxes	21,020	24,485
Employee Benefits	16,716	25,804
Business and Property Taxes	17,773	18,756
Commissions	8,505	136,710
Depreciation	12,289	18,941
Licenses and Permits	13,219	25,417
Office	24,579	46,295
Online Services	22,902	33,048
Other Expenses	48,463	31,736
Professional Fees	40,143	39,122
Quotation Service	19,917	28,902
Rent	43,686	41,279
Telephone	29,599	53,530
Travel and Auto	18,533	20,104
Total Expenses	518,003	776,723
Loss Before Income Tax Expense	(39,453)	(30,142)
Federal Income Tax Expense		
Net Loss	$(39,453)	$(30,142)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Davrey Financial Services, Inc. **Years Ended December 31, 2001 and 2000**

	Preferred A	Preferred B	Preferred C	Common Stock	Retained Deficit	Total Equity
Balance at January 1, 2000	$ 550,290	$ 52,000	$ 71,270	$ 9,250	$(596,377)	$ 86,433
Net Loss					(30,142)	(30,142)
Balance at December 31, 2000	550,290	52,000	71,270	9,250	(626,519)	56,291
Net Loss					(39,453)	(39,453)
Balance at December 31, 2001	$ 550,290	$ 52,000	$ 71,270	$ 9,250	$(665,972)	$ 16,838

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

Davrey Financial Services, Inc.	Years Ended December 31,	
	2001	2000
Increase in Subordinated Borrowings		
Subordinated Borrowings at January 1	$10,000	
Loan Payable to Clearing Broker	____	$10,000
Subordinated Borrowings at December 31	$10,000	$10,000

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

Davrey Financial Services, Inc.	Years Ended December 31,	
	2001	2000
Cash Flows from Operating Activities		
Net Loss	$(39,453)	$(30,142)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	12,289	18,941
(Increase) Decrease in Assets:		
Receivables	(2,743)	8,532
Other Assets	5,520	(161)
Increase (Decrease) in Liabilities:		
Accounts Payable	34,694	(50,258)
Accrued Expenses	(5,466)	32,336
Net Cash Provided (Used) by Operating Activities	4,841	(20,752)
Cash Flows from Investing Activities		
Advances Made to Stockholder	(8,552)	(6,939)
Purchase of Office Equipment	(1,616)	
Net Cash Used by Investing Activities	(10,168)	(6,939)
Cash Flows from Financing Activities		
Short-term Borrowings (Repayments)	(10,000)	20,000
Principal Payments on Leases	(5,094)	(5,415)
Net Cash Provided (Used) by Financing Activities	(15,094)	14,585
Net Decrease in Cash	(20,421)	(13,106)
Cash at January 1	35,101	48,207
Cash at December 31	$ 14,680	$ 35,101

SUPPLEMENTAL INFORMATION

Interest Paid	$ 2,974	$ 2,065

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Davrey Financial Services, Inc. **December 31, 2001 and 2000**

NOTE 1 - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company

Davrey Financial Services, Inc. is a privately held securities broker located in Tacoma, Washington, and a member of the National Association of Securities Dealers (NASD). The Company, acting in an agency capacity, buys and sells securities for its customers and charges a commission for its services. All customer trades are transacted through a clearing broker. The Company does not hold customer funds or securities in the ordinary course of business. The Company was organized under the laws of the State of Washington in 1995.

Basis of Accounting

The Company reports revenues and expenses on the accrual basis of accounting whereby revenue is recognized when services are performed and expenses are recorded in the period incurred.

Cash

Cash includes demand deposits in a bank. No other assets have been identified as cash for purposes of the cash flow statement.

Receivables

An allowance for doubtful accounts has not been established as management believes that essentially all receivables are collectible.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided over estimated useful lives of three to ten years using the straight-line method for all furniture and equipment, including equipment acquired under capital lease arrangements.

Repair and maintenance expenditures that do not extend the useful lives of assets are expensed as they are incurred. Gains and losses on disposition are included in income in the year of disposition.

NOTES TO THE FINANCIAL STATEMENTS

Davrey Financial Services, Inc. **December 31, 2001 and 2000**

NOTE 1 - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Tax

Income tax is provided for the tax effects of transactions reported in the financial statements and consists of income tax currently due or refundable plus the changes in deferred income tax and a valuation allowance. Deferred income tax is recognized for the tax effects of differences between the bases of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and net operating losses from previous tax years. The deferred income tax represents the future tax return consequences of those differences, which will be either taxable or deductible when the related assets and liabilities are recovered or settled.

Advertising

Advertising costs are expensed in the period in which they are incurred. Advertising expense was $883 and $3,087 for the years ended December 31, 2001 and 2000, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - DEPOSIT ACCOUNT

The Company is required to have $50,000 on deposit with the clearing broker. The deposit earns interest at the prevailing market rate.

NOTE 3 - DUE FROM STOCKHOLDER

Advances due from a stockholder are non-interest bearing.

NOTES TO THE FINANCIAL STATEMENTS

Davrey Financial Services, Inc. **December 31, 2001 and 2000**

NOTE 4 - SHORT-TERM LOAN PAYABLE

At December 31, 2000, the Company had a short-term loan payable to the clearing broker bearing interest at 10% per annum.

NOTE 5 - SUBORDINATED LOAN PAYABLE

The subordinated loan payable to the clearing broker for $10,000 is subordinated to the claims of the Company's general creditors. The loan bears interest at 10% per annum and matures at least one year from the effective date of the loan agreement, September 20, 2000.

NOTE 6 - LONG-TERM LEASE OBLIGATIONS

At December 31, 2000, obligations under capital leases were as follows:

Capital lease for office equipment payable in monthly payments of $325 including interest for forty-eight months. Secured by equipment capitalized at $12,750 in 1998.	$5,850
Capital lease for computer equipment payable in monthly payments of $162 including interest for thirty-six months. Secured by equipment capitalized at $4,000 in 1998.	1,296
	7,146
Less Amount Representing Interest	2,052
Total Capital Lease Obligations	5,094
Less Current Portion	3,700
Long-term Portion	$1,394

There were no capital lease obligations at December 31, 2001. The Company incurred interest expense of $2,974 and $2,065 in 2001 and 2000, respectively.

NOTES TO THE FINANCIAL STATEMENTS

Davrey Financial Services, Inc. | **December 31, 2001 and 2000**

NOTE 7 - OPERATING LEASES

The Company leases its office space under an agreement which has been extended to June 30, 2002. Monthly payments under the lease are $3,300 as of February 1, 2001. The Company also leases office space in Las Vegas, Nevada. The lease term is twelve months through July 2002, and monthly payments are $930. Rent expense for the office space and storage space rented on a month-to-month basis was $43,686 and $41,279 for the years ended December 31, 2001 and 2000, respectively.

Office equipment is leased under an agreement for sixty-three months which expires August 2005. Monthly payments are $485 plus sales tax. Lease expense was $5,711 and $3,116 in the years ended December 31, 2001 and 2000, respectively.

The Company also leases an automobile under an agreement which expires in March 2002. Monthly payments under this lease are $799 plus sales tax. Lease expense was $10,401 and $10,392 in 2001 and 2000, respectively.

Future minimum lease payments under these agreements are:

Year Ended December 31, 2002	$34,527
2003	5,820
2004	5,820
2005	3,395

NOTE 8 - REGULATORY REQUIREMENTS

Pursuant to rule 15c3-1(a)(2) under the Securities Exchange Act of 1934, the Company has a minimum net capital requirement of $5,000. At December 31, 2001 and 2000, the Company's net capital (deficit) was $(12,886) and $20,223, respectively.

Pursuant to rule 15c3-1(a)(1) under the Securities Exchange Act of 1934, the Company has an aggregate indebtedness limit under which the ratio of its aggregate indebtedness to its net capital shall not exceed 15 to 1. At December 31, 2001, this ratio was incalculable due to the net capital deficit. At December 31, 2000, the Company's aggregate indebtedness to net capital was approximately 4 to 1.

As an introducing (nonclearing) broker, the Company is exempt from the requirements of rule 15c3-3 under rule 15c3-3(k)(2)(ii).

NOTES TO THE FINANCIAL STATEMENTS

Davrey Financial Services, Inc. **December 31, 2001 and 2000**

NOTE 9 - CONTINGENCY

The Company is the subject of a pending review by the National Association of Securities Dealers, the outcome of which, if any, cannot be determined. Management believes the outcome of this matter, if any, will not have a significant effect on the Company's financial position.

NOTE 10 - FEDERAL INCOME TAX

The Company has net operating losses from the current and prior years of approximately $580,000 available to offset future taxable income. These net operating loss carryovers expire during the years 2010 through 2021.

At December 31, 2001 and 2000, the components of deferred income tax assets, resulting primarily from the net operating loss carryovers, are as follows:

	2001	2000
Total Deferred Tax Assets	$ 87,000	$ 83,600
Valuation Allowance	(87,000)	(83,600)
Net Deferred Tax Asset	$	$

Income tax expense for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Change in Deferred Income Tax	$ 3,300	$ 4,000
Change in Valuation Allowance	(3,300)	(4,000)
Total Income Tax Expense	$	$

SUPPLEMENTARY INFORMATION

COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS AND RECONCILIATIONS OF AUDITED AND UNAUDITED COMPUTATIONS OF NET CAPITAL

Davrey Financial Services, Inc. — **Years Ended December 31,**

	2001	2000
COMPUTATIONS OF NET CAPITAL		
Total Stockholders' Equity	$ 16,838	$ 56,291
Add Subordinated Borrowings Allowable in Computation of Net Capital	10,000	10,000
Total Stockholders' Equity and Subordinated Borrowings	26,838	66,291
Deduct Nonallowable Assets:		
Furniture and Equipment	12,601	22,154
Advances Due from Stockholders	21,231	12,679
Deposits and Other Assets	5,892	11,235
Total Nonallowable Assets	39,724	46,068
Net Capital	$(12,886)	$ 20,223
COMPUTATIONS OF AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Short-term Loan Payable		$ 10,000
Subordinated Loan Payable	$10,000	10,000
Accounts Payable	44,173	8,359
Accrued Expenses	37,018	42,484
Long-term Lease Obligations		5,094
Total Aggregate Indebtedness	$ 91,191	$ 75,937
RECONCILIATIONS OF AUDITED AND UNAUDITED COMPUTATIONS OF NET CAPITAL		
Net Capital, as Reported in Company's FOCUS Report (Unaudited) as of December 31	$(10,320)	$ 25,411
Adjustments to Record Accrued Expenses	(2,566)	(5,140)
Nonallowable Assets Classified as Allowable, Net		(48)
Net Capital (Audited)	$(12,886)	$ 20,223

OTHER REPORT

JOHNSON STONE & PAGANO, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
1501 Regents Blvd., Suite 100
Fircrest, WA 98466
(253)566-7070
fax (253)566-7100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Davrey Financial Services, Inc.
Tacoma, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Davrey Financial Services, Inc. (the Company), for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; or

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefit and related costs of controls and of the practices and procedures referred to

in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Davrey Financial Services, Inc. as of and for the years ended December 31, 2001 and 2000, and this report does not affect our report thereon dated March 26, 2002.

The Company's accounting records did not permit us to extend our auditing procedures sufficiently to form an opinion regarding the classes of capital stock authorized, the rights and obligations of the classes, and the number of shares authorized, issued and outstanding.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the matter described in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the use and information of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson, Stone + Pagano, P.S.

JOHNSON, STONE & PAGANO, P.S.

March 26, 2002